UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VNET Group, Inc.

(Name of Issuer)

Class A Ordinary Shares, Par Value US$0.00001 Per Share

(Title of Class of Securities)

G91458 102**

(CUSIP Number)

Mr. Sheng Chen
Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road
Chaoyang District, Beijing 100016
People’s Republic of China
Phone: (+86) 10 8456-2121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*This statement on Schedule 13D constitutes Amendment No.2 to the initial Schedule 13D (the “Original Schedule 13D”) filed on April 8, 2022 on behalf of each of Mr. Sheng Chen and GenTao Capital Limited, as amended by the Amendment No.1 to the Original Schedule 13D filed on September 14, 2022 (the “Amendment No.1,” together with the Original Schedule 13D, the “Original 13D Filings”), with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value of $0.00001 per share (“Class A Ordinary Shares”), Class B ordinary shares, par value of $0.00001 per share (“Class B Ordinary Shares”), and Class C ordinary shares, par value of $0.00001 per share (“Class C Ordinary Shares”), of VNET Group, Inc., a Cayman Islands company (“Issuer”).

**This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), each representing six Class A Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G91458 102	Page 2 of 16

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sheng Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

30,067,143(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

30,067,143 (1)
	10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,067,143 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%(2) (representing 24.5% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. G91458 102	Page 3 of 16

(1) Representing (i) one Class A Ordinary Share held by GenTao Capital Limited (“GenTao”), (ii) 19,670,117 Class B Ordinary Shares held by Fast Horse Technology Limited (“Fast Horse”), (iii) 8,087,875 Class B Ordinary Shares held by Sunrise Corporate Holding Ltd. (“Sunrise”), (iv) four Class A Ordinary Shares, 769,486 Class B Ordinary Shares and 60,000 Class C Ordinary Shares held by Personal Group Limited (“Personal Group”), and (iv) 1,479,660 Class A Ordinary Shares issuable upon vesting of Mr. Sheng Chen’s restricted share units within 60 days. Mr. Sheng Chen is the sole and direct shareholder of GenTao, Fast Horse, Sunrise and Personal Group and may be deemed to have beneficial ownership of the shares held by them.

(2) Calculation based on 892,193,706 outstanding Ordinary Shares as a single class, being the sum of (i) 859,932,323 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) 1,479,660 Class A Ordinary Shares issuable upon vesting of Mr. Sheng Chen’s restricted share units within 60 days, assuming conversion of all Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, and each Class C Ordinary Shares is entitled to one vote per share, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102	Page 4 of 16

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GenTao Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

1(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

1(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%(2) (representing 0.0% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. G91458 102	Page 5 of 16

(1) Representing one Class A Ordinary Share.

(2) Calculation based on 892,193,706 outstanding Ordinary Shares as a single class, being the sum of (i) 859,932,323 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) 1,479,660 Class A Ordinary Shares issuable upon vesting of Mr. Sheng Chen’s restricted share units within 60 days, assuming conversion of all Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, and each Class C Ordinary Shares is entitled to one vote per share, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102	Page 6 of 16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fast Horse Technology Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

19,670,117 (1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

19,670,117 (1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,670,117 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%(2) (representing 16.8% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. G91458 102	Page 7 of 16

(1) Representing 19,670,117 Class B Ordinary Shares.

(2) Calculation based on 892,193,706 outstanding Ordinary Shares as a single class, being the sum of (i) 859,932,323 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) 1,479,660 Class A Ordinary Shares issuable upon vesting of Mr. Sheng Chen’s restricted share units within 60 days, assuming conversion of all Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, and each Class C Ordinary Shares is entitled to one vote per share, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102	Page 8 of 16

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sunrise Corporate Holding Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

8,087,875(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

8,087,875(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,087,875(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%(2) (representing 6.9% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. G91458 102	Page 9 of 16

(1) Representing 8,087,875 Class B Ordinary Shares.

(2) Calculation based on 892,193,706 outstanding Ordinary Shares as a single class, being the sum of (i) 859,932,323 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) 1,479,660 Class A Ordinary Shares issuable upon vesting of Mr. Sheng Chen’s restricted share units within 60 days, assuming conversion of all Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, and each Class C Ordinary Shares is entitled to one vote per share, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102	Page 10 of 16

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Personal Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

829,490(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

829,490(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

829,490(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(2) (representing 0.7% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. G91458 102	Page 11 of 16

(1) Representing four Class A Ordinary Shares, 769,486 Class B Ordinary Shares, and 60,000 Class C Ordinary Shares.

(2) Calculation based on 892,193,706 outstanding Ordinary Shares as a single class, being the sum of (i) 859,932,323 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) 1,479,660 Class A Ordinary Shares issuable upon vesting of Mr. Sheng Chen’s restricted share units within 60 days, assuming conversion of all Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, and each Class C Ordinary Shares is entitled to one vote per share, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102	Page 12 of 16

Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 2”) amends and supplements the Original 13D Filings. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original 13D Filings. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original 13D Filings.

Item 1.	Security and Issuer.

Item 1 of the Original 13D Filings is amended and restated as follows:

This Schedule 13D relates to the Ordinary Shares of the Issuer. The Ordinary Shares of the Issuer consist of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs), Class B Ordinary Shares and Class C Ordinary Shares, par value US$0.00001 each.

The Issuer’s ADSs, each representing six Class A Ordinary Shares, are listed on the Nasdaq Global Select Market under the symbol “VNET.”

The principal executive offices of the Issuer are located at Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, 100016, People’s Republic of China.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is amended and restated as follows:

(a)

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i)	Mr. Sheng Chen;
(ii)	GenTao Capital Limited (“GenTao”);
(iii)	Fast Horse Technology Limited (“Fast Horse”);
(iv)	Sunrise Corporate Holding Ltd. (“Sunrise”); and
(v)	Personal Group Limited (“Personal Group”).

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.5. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(b)

(i)	The principal business address of Mr. Sheng Chen is Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing 100016, People’s Republic of China.
(ii)	The principal business address of GenTao is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.
(iii)	The principal business address of Fast Horse is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(iv)	The principal business address of Sunrise is Kingston Chambers P.O. Box 173, Road Town, Tortola, British Virgin Islands.
(v)	The principal business address of Personal Group is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(c), (f)

(i)	Mr. Sheng Chen is a citizen of the People’s Republic of China. Mr. Sheng Chen is the Chairman of the Board of Directors of the Issuer.
(ii)	Each of GenTao, Fast Horse, Sunrise, Personal Group (collectively, the “Corporate Reporting Persons”) is a business company organized in the British Virgin Islands, solely engaged in holding, distributing or effecting any sale of securities held by it. Mr. Sheng Chen wholly owns and controls all the outstanding securities of each Corporate Reporting Person, and is the sole director of each Corporate Reporting Person. No Corporate Reporting Person has executive officer.

CUSIP No. G91458 102	Page 13 of 16

(d)-(e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 of the Original 13D Filings is supplemented by adding the following after the first paragraph thereof:

The aggregate consideration of approximately US$50.0 million Beacon used to acquire the 17,140,898 Class A Ordinary Shares was borrowed pursuant to the Facility Agreement (as defined under Item 6). The description of the Facility Agreement contained herein is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is supplemented by adding the following:

The information set forth in Item 6 is hereby incorporated by reference in its entirety in this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended and restated as follows:

Facility Agreement and Share Mortgages

GenTao, acting as the borrower, together with Beacon, Fast Horse and Sunrise (the “Corporate Guarantors”) and Mr. Sheng Chen (the “Personal Guarantor”), entered into a facility agreement (as amended, the “Facility Agreement”) dated as of August 19, 2021 (the “Closing Date”) with Bold Ally (Cayman) Limited (the “Lender”). As of the Closing Date, GenTao has borrowed an aggregate of $50.25 million under the Facility Agreement.

On the Closing Date, each of GenTao and the Corporate Guarantors entered into an equitable share mortgage with the Lender (collectively, the “Cayman Equitable Share Mortgages”), pursuant to which GenTao and the Corporate Guarantors pledged on the Closing Date all of the Class A Ordinary Shares and Class B Ordinary Shares owned by them as collateral to secure repayment of amounts outstanding under the Facility Agreement, and may be required to post additional collateral in certain circumstances. On the same date, Mr. Sheng Chen entered into three equitable share mortgages with the Lender (collectively, the “BVI Equitable Share Mortgages”, together with the Facility Agreement and the Cayman Equitable Share Mortgages, the “Facility Documentation”), pursuant to which Mr. Sheng Chen pledged on the Closing Date all of the shares in GenTao, Beacon and Sunrise as collateral to secure repayment of amounts outstanding under the Facility Agreement. As of the date of this Amendment No. 2, the BVI Equitable Share Mortgages for the shares in Beacon and Sunrise held by Mr. Sheng Chen have been released.

CUSIP No. G91458 102	Page 14 of 16

On August 27, 2021, GenTao, the Corporate Guarantors, Mr. Sheng Chen and the Lender entered into an amendment agreement (the “Amendment Agreement”) to amend certain economic terms of the Facility Agreement, including, among others, the minimum fee, repayment and interest terms.

Issuer Acknowledgement Letter

In connection with the entry into the Facility Documentation described above, the Issuer entered into an acknowledgement letter with the Lender pursuant to which the parties have agreed to, among other things, take specified administrative actions in connection with any transfer of Class A Ordinary Shares or Class B Ordinary Shares by the Lender upon an exercise of remedies under the Facility Documentation.

Default Notices, Standstill Agreement and Additional Pledge

On November 30, 2021, GenTao received a default notice from the Lender. On December 15, 2021, GenTao received a letter from the Lender, claiming that the events of default were continuing and an early termination event had occurred under the Facility Agreement.

On December 21, 2021, GenTao issued a written notice to the Lender, stating that it has pledged additional 16,680,000 Class A Ordinary Shares to the Lender pursuant to the Facility Agreement.

On April 6, 2022, the Corporate Guarantors, the Personal Guarantor and the Lender entered into a standstill agreement whereby the Lender agreed to refrain from taking certain actions under the Facility Agreement until April 30, 2022 on the condition that, among other things, GenTao convert 48,515,634 Class A Ordinary Shares held by it into ADSs and pledge the ADSs to the Lender (the “Standstill Agreement”). Following the execution of the Standstill Agreement, GenTao converted 48,515,634 Class A Ordinary Shares into 8,085,939 ADSs (the “GenTao ADSs”). The GenTao ADSs were registered in the name of the Lender for the benefit of GenTao. On April 6, 2022, GenTao and the Lender entered into a pledge agreement (the “US Pledge Agreement”) to secure the repayment of amounts outstanding under the Facility Documentation, pursuant to which GenTao pledged the GenTao ADSs to the Lender. Pursuant to the Cayman Equitable Share Mortgages and the US Pledge Agreement, GenTao and the Corporate Guarantors have collectively pledged, as of April 8, 2022, 48,515,634 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 27,757,992 Class B Ordinary Shares to secure borrowings under the Facility Agreement. Although the Standstill Agreement expired without any action being taken, the parties have been in discussions up to the date of this statement to explore solutions of mutual benefit to cure the events of default and the commencement of a new standstill period.

On July 11, 2022, the Corporate Guarantors and the Personal Guarantor received a letter from the Lender, stating that the standstill period had ended and the events of default and the early termination events were continuing.

On November 4, 2022, the Lender issued three demand letters (collectively, the “Demand Letters”, and each a “Demand Letter”) to (a) the Personal Guarantor and GenTao, (b) Fast Horse and GenTao, and (c) Sunrise and GenTao, respectively claiming payments pursuant to the Facility Agreement.

On January 18, 2023, the Lender issued a second demand and reservation of rights letter (the “Second Demand Letter”) to GenTao, Fast Horse, Sunrise and the Personal Guarantor, claiming that, among others, the total amounts payable in connection with the Facility Documentation are US$69,203,246.74 as of January 18, 2023.

CUSIP No. G91458 102	Page 15 of 16

Transfer of the GenTao ADSs

On February 8, 2023, the GenTao ADSs have been transferred to an account designated by the Lender, as a result of which GenTao is no longer the beneficial owner thereof. Pursuant to the Facility Documentation, the Lender may take further remedial actions, including without limitation, transferring any other shares of the Issuer pledged under the Facility Documentation or exercising the voting power thereof in accordance with the Facility Documentation. As of the date of this statement, an aggregate of 27,757,992 Class B Ordinary Shares remain pledged to the Lender pursuant to the Facility Documentation, 19,670,117 of which are held by Fast Horse and 8,087,875 of which are held by Sunrise. Mr. Sheng Chen, on behalf of the borrower and the guarantors, is still in active discussions with the Lender on solutions of mutual benefit to cure the events of default and commencement of a new standstill period.

The foregoing descriptions of the agreements in this Item 6 do not purport to be complete and are qualified in their entirety by reference to such agreement, filed as set forth below.

Other than as described in this statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is supplemented by adding the following:

Exhibit No.	Description
99.5	Updated Joint Filing Agreement
99.6	Cayman Equitable Share Mortgage between Beacon (as mortgagor) and the Lender (as mortgagee) in respect of Class A Ordinary Shares held by Beacon dated August 19, 2021
99.7	Cayman Equitable Share Mortgage between GenTao (as mortgagor) and the Lender (as mortgagee) in respect of Class A Ordinary Shares held by GenTao dated August 19, 2021
99.8	Cayman Equitable Share Mortgage between Fast Horse (as mortgagor) and the Lender (as mortgagee) in respect of Class A Ordinary Shares and Class B Ordinary Shares held by Fast Horse dated August 19, 2021
99.9	Cayman Equitable Share Mortgage between Sunrise (as mortgagor) and the Lender (as mortgagee) in respect of Class A Ordinary Shares and Class B Ordinary Shares held by Sunrise dated August 19, 2021
99.10	BVI Equitable Share Mortgage between Mr. Sheng Chen (as mortgagor) and the Lender (as mortgagee) in respect of shares in GenTao dated August 19, 2021
99.11	BVI Equitable Share Mortgage between Mr. Sheng Chen (as mortgagor) and the Lender (as mortgagee) in respect of shares in Beacon dated August 19, 2021
99.12	BVI Equitable Share Mortgage between Mr. Sheng Chen (as mortgagor) and the Lender (as mortgagee) in respect of shares in Sunrise dated August 19, 2021
99.13	Standstill Agreement dated April 6, 2022 by and among the Lender, GenTao, Beacon, Fast Horse, Sunrise and Mr. Sheng Chen
99.14	US Pledge Agreement dated April 6, 2022 by and between GenTao and the Lender
99.15	Amendment Agreement to the Facility Agreement dated August 27, 2021 by and among GenTao, Beacon, Fast Horse, Sunrise, Mr. Sheng Chen and the Lender

CUSIP No. G91458 102	Page 16 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2023

Sheng Chen	By	/s/ Sheng Chen
Sheng Chen

GenTao Capital Limited	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Fast Horse Technology Limited	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Sunrise Corporate Holding Ltd.	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Personal Group Limited	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director